Mail Stop 03-06


April 20, 2005

Via Facsimile and U.S. Mail

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash Street
Vancouver, B.C. Canada V6P 6T3


	Re:	MIV Therapeutics, Inc.
		Form 10-K for the fiscal year ended May 31, 2004
		File No. 000-30453

Dear Mr. McGowan:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended May 31, 2004

1. Please revise your Form 10-KSB to include the information relating to controls and procedures required by Item 8A of Form 10-KSB.

Financial Statements - Page F-1

2. We note that your auditors current auditors "did not audit the cumulative data from January 20, 1999 (inception) to May 31, 2003 in the statements of stockholders` equity, operations and cash flows, which were audited by other auditors whose report, dated July 29, 2003, which expressed an unqualified opinion, has been furnished to
us. Our opinion, insofar as it relates to the amounts included for cumulative data from January 20, 1999 (inception) to May 31, 2003, is
based solely on the report of the other auditors."   It does not
appear as though your prior auditors opined on the cumulative data in their opinion furnished with this report. Tell us why it is appropriate under GAAP and the rules and regulations of the SEC to present these amounts on an unaudited basis. Where do you identify the information as unaudited? Please revise to present audited financial information for the cumulative data presented.

3. Please have Morgan & Company revise their auditors` report to reference "the standards of the Public Company Accounting
Oversight
Board (United States)" rather than GAAS. This revision is required since their audit report has been reissued after May 24, 2004.
Refer
to PCAOB Auditing Standard 1.

Consolidated Statement of Operations - Page F-9

4. Your caption "impairment of intangible asset" may be confusing to investors, as it does not appear these costs were ever capitalized.
Revise future filings to more accurately describe this charge or tell us why your current caption is appropriate. Also, we note that based on your descriptions in the notes to the financial statements it appears the expense may represent expensed purchased in-process research and development. Finally, tell us why you have recorded this amount as non-operating expense.


Note 1 - Organization and Nature of Operations - Page F-11

Recapitalization - Page F-11

5. We note that in connection with your Share Exchange and Finance Agreement you issued 1,398,411 shares in exchange for M-I shares
during the year ended May 31, 2004.   Tell us how you valued and
accounted for these issuances, citing any authoritative literature which you relied on to support your accounting.

Form 10-K for the fiscal year ended May 31, 2004 and Forms 10-Q for the quarterly periods ended August 31, and November 30, 2004

Exhibit 31.1 and 31.2

6. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required
certifications
may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to
your Form 10-K for the fiscal year ended May 31, 2004 and Form 10-
Qs
for the quarterly periods ended August 31, and November 30, 2004 that
includes the entire filing together with the certifications of each of
your current CEO and CFO in the form currently set forth in Item
601
(b)(31)of Regulation S-B.


Forms 10-Q for the quarterly periods ended August 31, and November
30,
2004

Item 3 - Controls and Procedures

7. We note that your officers concluded that your disclosure controls and procedures are "effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms, particularly during the period in which this quarterly report has been prepared." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective:

* to ensure that all information, not just material information, required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms, and
* to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Refer to Exchange Act Rule 13a-15(e).

8. We note your disclosure that your officers "concluded that there were no significant changes in the registrants` internal controls or in other factors that could significantly affect these controls..."
Please revise your disclosure to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August
13, 2003.


*	*	*	*

As appropriate, please amend your May 31, 2004 Form 10-K and your August 31, and November 30, 2004 Form 10-Qs and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-1812 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact
Angela Crane, Branch Chief, at (202) 942-1931.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Patrick McGowan
MIV Therapeutics, Inc.
April 20, 2005
Page 5